

March 22, 2012

<u>Via E-mail</u>
Moses Gross
President
WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218

> **Re: WNS Studios, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on March 8, 2012**
> **File No. 333-172050**

Dear Mr. Gross:

We have reviewed your responses to the comments in our letter dated February 21, 2012 and have the following additional comments.

Prospectus Summary, page 3

Use of proceeds, page 4

1. We note your response to our prior comment 11. Please revise this section to disclose that you anticipate requiring no less than $24,120 for the next 12 months if you do not commence operations as disclosed on page 23 and provide your monthly burn rate if you do not commence operations. Please similarly provide your monthly burn rate if you do not commence operations in the Plan of Operation section on page 22.

Going Concern Considerations, page 4

2. We note your response to our prior comment 6 and reissue because we cannot find revisions in response to this comment in your disclosure. Please revise the first paragraph of this section to disclose your cumulative losses from inception. Please similarly revise the second full risk factor on page 6.

3. While we note your disclosure in the second paragraph of this section that sufficient funds may not be available from external sources and that the lack of sufficient funding could cause you to substantially curtail or cease operations, the third paragraph of this section indicates that you have the ability to borrow up to $126,275 from P&G Holdings, LLC. Please revise your disclosure here and elsewhere in the prospectus, such as in the first full risk factor on page 9 and the third to last full paragraph on page 23, as appropriate for consistency or advise.

Risk Factors, page 6

The market for penny stocks has experienced numerous frauds and abuses, page 10

4. Please revise this risk factor to include a discussion of the specific risks to your business or advise.

Determination of Offering Price, page 14

5. We note your response to our prior comment 12 and reissue. Please advise why the selling shareholders will sell their shares of common stock at a fixed price of $0.05 for the duration of the offering when you have disclosure elsewhere in the filing that suggests you intend to seek a quotation of the common stock on the OTC Bulletin Board ("OTCBB"). Please explain to us how the offering by the selling shareholders is independent of your intent to obtain a quotation on the OTCBB. Please also advise whether you plan to seek the quotation on the OTCBB after the completion of the selling shareholders' offering.

Description of Business, page 20

6. We note your response to our prior comment 13 and reissue because you have not made any revisions in this section in response to our prior comment. Your description of business section should include information about your principal products or services, your distribution methods, and your competitive position and conditions. In addition, please revise to explain how you plan to generate revenue. Please refer to Item 101(h) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview; Plan of Operation, page 22

7. We note your response to our prior comment 14 and reissue. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

8. We note your response to our prior comment 15 and reissue in part. Please revise to discuss your liquidity needs on a long-term basis.

9. We note your disclosure that you will require no less than $24,120 even if you don't commence operations. However, your rent, legal, accounting and telephone expenses listed on page 23 total $23,720. Please revise to include the additional $400 in expenses you anticipate incurring or advise.

Liquidity and Capital Resources, page 24

10. We note your response to our prior comment 18 and reissue. We note your disclosure that you are indebted to P&G Holdings LLC in the amount of $27,595. Please revise to disclose when you incurred this debt and how these funds were used.

Directors, Executive Officers, Promoters and Control Persons, page 24

Directors and Executive Officers, page 24

11. Please revise the second paragraph of this section to include information regarding Mr. Gross' involvement in P&G Holdings, LLC as we note that in several places throughout the filing there is disclosure indicating that Mr. Gross owns 33% of this company.

Financial Statements, page F-1

General

12. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Note 10: Exclusive Agreement, page F-10

13. Please refer to prior 21. We still note reference to Watermark Studios, Inc. on pages 6 and 20 where you disclose your right to promote, syndicate, and sell any movies made or produced by Watermark. As requested in our prior comment, please confirm our understanding that this studio never physically existed, or advise if our understanding is not correct. Otherwise, given the lack of physical existence of the studio, revise your filing to eliminate all references to being a studio production agent of Watermark, including removing exhibits 10.2 and 10.9 from the Exhibits section on page II-3.

Part II

Recent Sales of Unregistered Securities, page II-2

14. We note your response to our prior comment 22. It appears based on your disclosure on page 15 that you sold 900,000 shares in the period from May 2009 to February 2010. Please revise here and in The Offering section on page 13 for consistency or advise. In

this regard, we also note that Note 5 to your financial statements indicates that you sold the 900,000 shares of common stock on February 8, 2010.

Exhibit 5.1

15. We note your response to our prior comment 25. Please revise the opinion to clarify that counsel is relying on the Articles of Incorporation, Bylaws, resolutions of the Board of Directors and the Registration Statement and exhibits thereto as to factual matters only or advise.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: via E-mail
        David Lubin, Esq.
        (516) 887-8250